UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

AMETEK, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-12981 (Commission File Number)	14-1682544 (IRS Employer Identification No.)

1100 Cassatt Road, Berwyn, Pennsylvania (Address of principal executive offices)		19312 - 1177 (Zip Code)
Gene Hahnenberg (610) 647-2121
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the fiscal year ended _____________.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
AMETEK, Inc. (the “Company”) has evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold (3TG). As a result, the Company has filed a Conflict Minerals Report, which appears as Exhibit 1.01.

The Conflicts Mineral Report is available at https://investors.ametek.com/corporate-governance/highlights. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibits

AMETEK, Inc. Conflict Minerals Report as required by Item 1.01 of this Form.

Section 2 - Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.

Section 3 - Exhibits
Item 3.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report of AMETEK, Inc. for the year ended December 31, 2022 as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMETEK, Inc.

Date: May 15, 2023	By:	/s/ RONALD J. OSCHER
Name: Ronald J. Oscher
Title: Chief Administrative Officer